

June 7, 2023

David Tolley
Chief Executive Officer
WeWork Inc.
12 East 49th Street, 3rd Floor
New York, NY 10017

> **Re: WeWork Inc.**
> **Registration Statement on Form S-3**
> **Filed June 5, 2023**
> **File No. 333-272425**

Dear David Tolley:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Victor Rivera Melendez at 202-551-4182 or Ruairi Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kerry S. Burke, Esq.